August 11, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Mr. H. Roger Schwall, Assistant Director
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultra Petroleum Corp. Form 10-K for the Fiscal Year Ended December 31, 2015 Comment Letter dated July 29, 2015 File No. 1-33614

Ladies and Gentlemen:

We received a comment letter dated July 29, 2015 from the staff of the Division of Corporate Finance at the Securities and Exchange Commission relating to our referenced Form 10-K. The letter asks us to amend our filing, provide the information requested, or advise the Staff when we will provide the requested response. We anticipate providing the requested response by September 4, 2015, based on our review of the comment letter and our estimate of the effort required to respond.

Should you or the Staff have any questions or concerns, please contact me at (281) 582-6611.

Sincerely,
ULTRA PETROLEUM CORP.
/s/ Garrett B. Smith
Garrett B. Smith
Chief Legal Counsel and
Corporate Secretary